File No. 69-292

                  SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.
                     ____________________________

                         Form U-3A-2 for 2000

           Statement by Holding Company Claiming Exemption
           Under Rule U-2 From the Provisions of the Public
                 Utility Holding Company Act of 1935

                To Be Filed Annually Prior to March 1

                         QUESTAR CORPORATION
                          (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Questar Corporation ("Questar" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East 100 South Street, P.O. Box 45433, Salt Lake City, Utah 84145-0433. On October 2, 1984, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission following a holding company reorganization in which Questar Gas Company ("Questar Gas") became a subsidiary of Questar. Questar subsequently filed a Form U-3A-2 on March 1, 1985, and on or before each subsequent March 1 to the present time.

     As a parent company, Questar provides certain administrative services, e.g., personnel, public relations, communications, tax, financial, and audit, to companies within the consolidated group. Questar has three direct subsidiaries: Questar Regulated Services Company, a Utah corporation ("Regulated Services"); Questar Market Resources, Inc., a Utah corporation ("Market Resources"); and Questar InfoComm, Inc., a Utah corporation ("Questar InfoComm"). The Company owns 100 percent of the common stock issued by each of these directly held subsidiaries.

     Regulated Services has three subsidiaries: Questar Gas, a Utah corporation; Questar Pipeline Company, a Utah corporation ("Questar Pipeline"); and Questar Energy Services, Inc. ("QES"). Questar Gas is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. Questar Gas also transports natural gas for industrial users in Utah and Wyoming. Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Questar Gas has a contract to sell and transport natural gas to one customer in Colorado. This isolated activity is not subject to the jurisdiction of the Colorado Public Utilities Commission. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's Idaho natural gas service is regulated by the Public Service Commission of Utah. Questar Gas's customers in Idaho are served under the provisions of its Utah tariff. Questar Pipeline currently transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado. It has several subsidiaries Questar Line 90 Company, Questar Transportation Services Company, Questar Southern Trails Company and Questar TransColorado, Inc. Each subsidiary is incorporated in Utah and conducts operating, pipeline or processing operations. QES performs energy management, appliance financing, and other activities.

     Questar InfoComm owns data processing, communications, and electronic gas measurement equipment systems, and performs data processing, communications, and gas measurement services for other members of the consolidated group and third parties. It also owns a majority interest in Consonus, Inc., a Utah corporation that is involved in data security and related activities.

     Market Resources engages in various businesses not subject to state utility regulation through several subsidiaries: Wexpro Company ("Wexpro"), which conducts oil and gas development and production activities on certain producing properties for the benefit of Questar Gas in the Rocky Mountain region; Questar Exploration and Production Company ("QEP"), which engages in oil and gas exploration and related development and production activities throughout the western and Midcontinent portions of the United States and Canada (Canadian operations are conducted by Celsius Energy Resources Ltd. and Canor Energy Ltd.); Questar Energy Trading Company ("Questar Energy Trading"), which conducts energy marketing activities; and Questar Gas Management Company ("Questar Gas Management"), which is engaged in gathering and field processing activities. Neither Market Resources nor any of its subsidiaries is a "public utility company," as such term is defined in the Act. All companies owned by Market Resources have their principal offices at 180 East 100 South, Salt Lake City, Utah.

     With the exception of Questar Gas, none of the companies directly or indirectly owned by Questar is a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, as amended (the "Act"). Questar's directly held subsidiaries have their principal executive offices at 180 East 100 South, Salt Lake City, Utah. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

     Questar Gas, which is a "gas utility company" for purposes of the Act, was distributing natural gas to 704,629 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, southeastern Idaho, and western Colorado as of year-end 2000. Of these customers, 681,105 were located in Utah, 21,947 were located in southwestern Wyoming, 1,575 were located in southeastern Idaho, and two (one customer but two meters) were located in western Colorado. Questar Gas owns and operates approximately 21,660 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 20,698 miles in its Utah distribution system.

     Under the terms of a settlement agreement among Questar Gas, Wexpro and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers. Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Questar Gas (including related royalty gas) constituted 48 percent of Questar Gas's total gas supply in 2000 and is reflected in Questar Gas's rates at "cost-of-service" prices.

     Questar Gas is directly responsible for all gas acquisition activities. Questar Pipeline transports the gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro. Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming, and Colorado. Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants. Questar Energy Trading markets natural gas and electricity, but does not own any distribution facilities in connection with such activities.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

     During the 2000 calendar year, Questar Gas sold 93,687,000 decatherms ("Dth") of natural gas, including 83,373,000 Dth at retail (defined as residential and commercial customers), and transported 54,836,000 Dth of natural gas. (Questar Gas generally reports volumes in Dth; a Dth is equal to ten therms or one million Btu's. In Questar Gas's gas system, each Mcf of natural gas contains approximately 1.036 Dth.) For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers. The 10,314,000 Dth difference between the total sales number and the retail sales number includes sales to industrial customers that are not involved in resale transactions and sales of natural gas to refueling stations that are resold for natural gas vehicles. Questar Gas's total revenues for 2000 were $536,762,000, of which $491,793,000 were attributable to its operations in Utah, $20,222,000 were attributable to its operations in Wyoming, $121,000 were attributable to its operations in Colorado, and $1,118,000 were attributable to its operations in Idaho. (Questar Gas's total 2000 revenues included $23,508,000 in addition to revenues from gas deliveries.) Questar Gas did not distribute any manufactured gas during such calendar year. Questar Gas is the only public utility company among the Company's subsidiaries. Questar itself did not make any sales of natural or manufactured gas during 2000.

     The Company itself did not sell any natural or manufactured gas.

          (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

     During the 2000 calendar year, Questar Gas distributed at retail 3,236,000 Dth of natural gas outside the state of Utah, it's state of incorporation.

     The Company itself did not distribute at retail any natural or manufactured gas.

          (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

     During 2000, Questar Gas sold 486,000 Dth of natural gas outside the state of Utah, or at the state line of such state, to industrial customers and to natural gas refueling stations. Questar Gas, during 2000, also transported 521,000 Dth of natural gas to customers outside Utah. Questar Gas did not sell at wholesale any manufactured gas during 2000. Questar itself did not sell at wholesale any natural gas or manufactured gas during 2000.

     Questar itself did not sell at wholesale any natural or manufactured gas.

          (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

     During the 2000 calendar year, Questar Gas purchased 28,731,000 Dth of natural gas or approximately 29 percent of its total gas supply outside the state of Utah or at the state line. Questar itself did not purchase any gas volumes.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     None. Neither Questar nor any of its affiliates has any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     None. Questar and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

     None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

                             UNDERTAKING

     Questar hereby undertakes that it will not issue any shares of its authorized preferred stock unless, on a pro forma basis giving effect to such issuance, (1) consolidated earnings of Questar and its subsidiaries available for interest and dividends for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issuance of such stock, determined in accordance with generally accepted accounting principles, would be at least one and one-half times the sum of the annual interest requirements on consolidated long-term debt of Questar (including current maturities and excluding interest charges on indebtedness to be retired by the application of proceeds from the issuance of such shares or in connection with the transaction in which such shares are issued) and the annual dividend requirements on shares of preferred stock of Questar and its subsidiaries; (2) the aggregate outstanding long-term debt (including current maturities) of Questar and its subsidiaries on a consolidated basis is less than or equal to 60 percent of the capitalization of Questar and its subsidiaries on a consolidated basis; and (3) Questar's common stock represents at least 35 percent of the capitalization of Questar and its subsidiaries on a consolidated basis. For purposes of the foregoing, consolidated earnings of Questar and its subsidiaries available for interest and dividends shall be determined on an after-tax basis and shall be the sum of income before extraordinary items and interest expense; pro forma income available for interest and dividends and pro forma interest charges shall include income and interest charges of businesses acquired, or proposed to be acquired, in conjunction with the issuance of Questar preferred stock, for the pro forma periods, regardless of whether the company acquired shall be accounted for on a pooling-of-interests basis or otherwise, provided that such earnings available for interest and dividends is determinable for the acquired business in accordance with generally accepted accounting principles; and consolidated capitalization shall include long-term debt (including current maturities), preferred stock and any premium thereon, and the sum of the common equity accounts of the company, all as prepared in accordance with generally accepted accounting principles.

     Questar has not issued any shares of its authorized preferred stock and has no current plans to do so.

                              EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     The following exhibits are attached to and made a part of this filing:

Exhibit A-1       Consolidating Statement of Income of Questar
                  Corporation and Subsidiaries as of December 31, 2000.

Exhibit A-2       Consolidated Statement of Common Shareholders'
                  Equity, Questar Corporation and Subsidiaries as of
                  December 31, 2000.

Exhibit A-3       Consolidating Balance Sheet, Questar Corporation
                  and Subsidiaries as of December 31, 2000.

                              EXHIBIT B

     An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     Not applicable. The Company does not have an interest in any exempt wholesale generator or foreign utility company.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2001.

[corporate seal]              QUESTAR CORPORATION

Attest:


/s/Connie C. Holbrook                  By /s/S. E. Parks
Connie C. Holbrook                        S. E. Parks
Secretary                                 Vice President, Treasurer and
                                          Chief Financial Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                          Connie C. Holbrook
             Vice President, General Counsel & Secretary
                         Questar Corporation
                  180 East 100 South, P.O. Box 45433
                   Salt Lake City, Utah 84145-0433